UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                 General Form for Registration of Securities
             of Small Business Issuers Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                             ULTRASTRIP SYSTEMS INC.
                 (Name of Small Business Issuer in its charter)

            FLORIDA                            65-0841549
(State or other jurisdiction of     (I.R.S. Employer Identification No.)
 incorporation or organization)

      759 SE Federal Highway                        34994
      Suite 212                                   (Zip Code)
      Stuart, FL
(Address of principal executive offices)

                Issuer's telephone number: (561) 287-4095
                       --------------------------------
         Securities to be registered under Section 12(b) of the Act:

  Title of each class            Name of each exchange on which each
  to be so registered            class is to be registered
  -------------------            ------------------------------------

                                 -NONE-

         Securities to be registered under Section 12(g) of the Act:

                           COMMON STOCK $.01 PAR VALUE
                                (Title of Class)

                                TABLE OF CONTENTS


Item 1.  Description of Business                                     4

Item 2.  Management's Discussion and Analysis or Plan of Operation   9

Item 3.  Description of Property                                    12

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management                                                 12

Item 5.  Directors, Executive Officers, Promoters and
         Control Persons                                            13

Item 6.  Executive Compensation                                     15

Item 7.  Certain Relationships and Related Transactions             15

Item 8.  Legal Proceedings                                          15

Item 9.  Market for Common Equity and Related Shareholder Matters   16

Item 10. Recent Sales of Unregistered Securities                    16

Item 11. Description of Securities                                  16

Item 12. Indemnification of Directors and Officers                  17

Item 13. Financial Statements                                       18

Item 14. Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure                        18

Item 15. Financial Statements and Exhibits                          18

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements in this Registration Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward looking statements. These statements are based on current expectations and projections about the Company's business and industry and assumptions made by management and are not guarantees of future performance. Therefore, actual events and results may differ materially from those expressed or forecasted in the forward-looking statements due to factors such as the economic conditions of the industries served by the Company (including the marine and petroleum industries), the availability to the Company of sufficient working capital to bid for and perform contracts, the ability of the subvendors used by the Company to meet many of its manufacturing requirements, demand for robotic hydroblasting equipment in general, and specifically, for the Company's products and services, and other factors identified in this Registration Statement. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company undertakes no obligation to update any forward looking statements in this Registration Statement.

ITEM 1.  DESCRIPTION OF BUSINESS

      THE COMPANY

      Ultrastrip Systems Inc., a Florida corporation ("USS" or the "Company"), was founded and incorporated on April 2, 1998 by Dennis E. McGuire, the majority shareholder in Amclean, Inc. ("Amclean"). Amclean owns the patented technology underlying the Company's product. USS is an original equipment manufacturer of industry-specific robotic hydroblasting equipment for sale to the heavy marine and petroleum industries. The Company also supplies robotic surface preparation contract services to shipyards and the petroleum industry. The Company's main product is a patented, robotic, ultra high pressure waterjet paint stripping system robot - the Manta M2000 ("Manta") - which is used to strip the paint from the hulls of large ships in drydock and above ground storage tanks in the petroleum industry. USS acquired the right to commercialize the technology and become the exclusive manufacturer and distributor for the Manta pursuant to the terms of an Option to Purchase Assets and License Agreement (see Exhibit 2.6) executed on June 23, 1998. USS owns the exclusive worldwide rights to the present and future improvements of the patented ultra high pressure waterjetting system. The current directors of USS are Dennis E. McGuire, Jacqueline K. McGuire, Matthew L. Jones, Kevin P. Grady, John Caperton, Michael Cristoforo, Robert Erato, Roseann Falsetti, and Vincent Zanfini.

      The Manta is designed to increase productivity and provide an environmentally sound alternative to the methods presently used around the world to remove paint from the surface of steel. The Company markets its products worldwide to shipyards and the petroleum industry.

      The Company utilizes quality-audited, contractually-licensed manufacturing subcontractors to produce the pump system and the vacuum system, two of the three major component assemblies for the Manta system. The Company also uses various manufacturers for sub-components of the robotic Manta. Systems are sent to USS headquarters in Stuart, Florida for assembly and final testing.

      The Company's Sales Division, Contract Services Division and Customer Support are also located at the Company's headquarters.

      THE MANTA

      The robotic Manta system consists of three major component assemblies. The high pressure pump feeds the robotic Manta while the vacuum and filtration system captures the paint chips and water, cleans all particulates from the waste water and recirculates the clean water back to the high pressure pump eliminating any discharge of water or waste products to the environment, and the robotic vehicle moves over the targeted surface.

      (1) The high pressure pump system. A 550 horsepower Caterpillar diesel engine supplies the power to run a Hammelmann HDP 440 series triplex ultra high pressure pump that produces 360,000 pounds of pressure per square inch @ 22 gallons per minute. The system is manufactured in Oelde, Germany by Hammelmann Corp. exclusively for USS.

      (2) The vacuum and filtration system. Manufactured by Hi Vac Corporation of Marietta, Ohio exclusively for USS, the system consists of a 250 horsepower Caterpillar engine driving a 5,000 CFM vacuum, centrifuge and filtration system.

      (3) The robotic vehicle. The joystick-controlled Manta magnetically attaches to steel surfaces and strips paint and corrosion using a patented and proprietary method of ultra high pressure waterjetting. The Manta cuts a path of 48" while moving forward or backward at speeds between 2,000-10,000 feet per hour.

      COMPETITIVE DESCRIPTION

      The initial USS product, the Manta, has several features that set it apart from other products. The patented high pressure jetting ring allows the nozzles to achieve a cutting path of 48". Competing systems remove only a 6"-8" path and are moved around the vessel or surface being stripped by cables and pulleys or a fixed arm in drydock, resulting in low production rates. The patented magneti-cally attached wheels and independent suspension allow the Manta to traverse an entire ship or storage tank at very fast speeds, allowing for greater production rates and faster drydock turn-around.

      CONTRACT SERVICES

      The Company's Contract Services Division provides complete environmental consulting for shipyards in transition from grit blasting to robotic hydro-blasting. It also provides turnkey contract services to the shipyard and petroleum industries for customers who prefer to reap the benefits of robotic hydroblasting without purchasing the equipment.

      QUALITY COMMITMENT AND CONTROL

      The Company's comprehensive quality control program is designed to ensure that systems manufactured by the Company, as well as components purchased from outside manufacturers, meet the Company's quality standards. The Company's quality control program includes inspections at all stages of the design and manufacturing process at the Company's manufacturing facility. All purchased components and products assembled by subcontractors are also inspected to ensure they perform properly. Company management is satisfied with the quality and reliability of components assembled by subcontractors. However, there can be no assurance that such components will always perform properly. The failure of a product to perform properly could have a material

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adverse effect upon the Company's business, operating results, and financial condition. The Company has made every effort to contract with reputable Original Equipment Manufacturers who are world-recognized leaders in their respective industries, thereby assuring both quality control and reliability for the end user.

      TECHNOLOGY

      USS products are protected by patents and trademarks. The Company provides customization and specialization to meet customer requirements. USS strives to remain in the forefront of technological development in order to satisfy its customers for the long term.

      ENVIRONMENTAL ADVANTAGES

      Hydroblasting has many advantages over conventional grit blasting. Hydroblasting leaves the cleaned surface free of corrosive salts and chlorides which cause premature coatings failures. Grit blasting contaminates water and air. Grit blasting a typical ship generates 30 to 50 million pounds of grit contaminated with hazardous chemicals from the ship's coatings. Spent grit is trucked and deposited into landfills. Shipowners face unlimited long-term exposure to liability in the event deposited spent grit pollutes groundwater. Expensive coal slag, the primary material used in grit blasting, becomes airborne dust in violation of the federal Clean Air Act of 1990. Hydroblasting a typical ship using the Manta produces "pigment" waste (approximately a dozen 55-gallon drums) which can be burned for disposal.

      CUSTOMERS

      The Company's customers are in the marine industry and the petroleum industry.

      The Marine Industry. Waterjetting has recently been approved by the world's leading paint manufacturers as a replacement for grit blasting. High pressure waterjetting provides a much cleaner surface, free of all salts and chlorides that in the past caused premature coatings failures. Worldwide there are approximately 440 large shipyards with drydocks capable of handling one or more vessels 400 feet or longer. These shipyards serve shipowners who require minimal time in drydock so the vessels can return to revenue-producing status and these shipyards are the Company's target market. Each of these 440 shipyards is now forced to find an economical and efficient way of complying with newly-instituted environmental regulations affecting the traditional method of cleaning ship steel. A secondary marine industry target market is made up of the numerous smaller shipyards which are likely to engage the Company to perform hydroblasting services on a contract basis.

      The Petroleum Industry. Petroleum storage tanks periodically require removal of failed paint systems. Waterjetting is the new preferred method of removing the failed paint. The traditional grit blasting method of paint removal involves using coal slag which causes a spark and can result in 1.2 million pounds of grit and contaminated paint chips (per storage container) as waste to be removed to a landfill. Waterjetting produces no spark, thus eliminating the need to empty the tanks before proceeding, and produces no dust, thereby eliminating violation of the Clean Air Act of 1990.

      CURRENT CUSTOMERS

      Wallem Ship Management Ltd., which manages a fleet of over 100 ocean going vessels (including the world's largest oil supertanker "Jahre Viking"), has committed to purchase hydroblasting services from the Company (to replace grit blasting) which could result in billings of $10 million in 1999. The Company anticipates commencing work for Wallem in April 1999 in Brest, France, servicing the supertanker M/V Algorobo.

      MARKETING AND DISTRIBUTION

      Distribution channels to the ship repair and petroleum industries are very direct. The Company uses word-of-mouth advertising and aggressive networking between friends in the same industry as effective marketing tools. The Company intends to advertise in shipping industry and petroleum industry publications, at conventions and trade shows, and by direct mail, using its website for marketing support. USS has recruited industry-qualified sales people to market the Manta to the target industries. As part of its marketing program the Company is considering sales of regional area distributorships.

      COMPETITION AND INDUSTRY

      There are approximately 2,000 shipyards that need to convert to high pressure waterjetting for ship repair to satisfy environmental pressures worldwide. 440 of these shipyards have drydocks capable of handling one or more vessels 400 feet and larger. To comply with the Clean Air Act of 1990, and to adhere to regulations concerning disposal of contaminated industrial waste, the marine industry must switch from grit blasting to waterjetting. The necessity for conversion creates the niche market that USS will serve.

      COMPETITORS

      The Company competes with grit blasting companies worldwide and a small number of hydroblasting companies that rely on manual labor.

      The patented robotics of the Manta give the Company a competitive edge as no other company has a product that is as completely developed. There are competitors with specific products that fill a similar need supplying the submarkets of smaller shipyards and contractors. Among these are:

      Hammelmann Corp. of Oelde, Germany, the Company's closest competitor. (Hammelmann supplies the pump component of the Manta to the Company.) Hammelmann's device, the "Dockmaster", can strip coatings at the rate of 750 square feet per hour. It is moved along the side of a ship by a large crane. It cannot strip a ship's underside, only about half of its flat sides.

      Flow International of Kent, Washington manufactures a robotic vehicle marketed as the "Hydrocat". It uses suction to adhere to vessels. Its production rate is 150 to 200 square feet per hour.

      Jet Edge Corp. of Minneapolis, Minnesota manufactures a smaller magnetic track vehicle with a production rate of 100 square feet per hour.

      The Flow International vehicle and the Jet Edge vehicle address the needs of small contractors, not large shipyards.

      Pratt & Whitney, Waterjet Systems manufactures a low production, 300 square feet an hour, high cost system that has been purchased by the U.S. Navy. The system sells for $2 million.

      The Company's product, the Manta, a true robotic vehicle which cleans 10,000 square feet an hour, is ideal for large ships and shipyards and is priced at $2.5 million.

      INDUSTRY OUTLOOK

       As previously stated, the marine industry, and specifically shipyards, must switch from grit blasting to waterjetting as the method for paint removal in order to comply with the Clean Air Act of 1990 and to adhere to regulations concerning disposal of contaminated industrial waste. The necessity for conversion creates the niche market for USS. USS has the most efficient and economical solution to conversion. Before conversion, shipyards employ a crew of at least 20 men and tie up drydock space for several weeks for a single ship. By converting to the Manta system, the manpower is reduced to two machine operators and the time in drydock is drastically reduced. In order to compete, the large shipyards will need to convert.

      TRADEMARKS AND PROPRIETARY RIGHTS

      The Company holds rights to US Patent #5,628,271 issued May 13, 1997 to Dennis McGuire. Such rights were assigned to and then licensed to USS through 2008. (See Exhibit 2.6)

      RESEARCH AND DEVELOPMENT

      The Company currently conducts regular research and development activities involving the engineering and design of robotic waterjetting systems and components and will continue to strive to be at the forefront of technological development in order to satisfy its customers for the long term.

      ENVIRONMENTAL COMPLIANCE

      The Company's operations are not subject to any extraordinary laws and regulations relating to the protection of the environment. However, in developing and maintaining its product, the Company must be aware of the stringent clean air and water regulations imposed on and surrounding the marine industry in particular and pertaining to the environment in general. Failure to ensure that the product and hydroblasting services comply with regulations or changes in the interpretation of existing regulations could result in the suspension or cessation of business. Such regulations or such changes in interpretation could require the Company to incur substantial costs to comply with such regulations and changes. Regulatory changes, which are affected by political and economic factors, could significantly impact the Company's operations by increasing the opportunity for additional competition. Any such regulatory changes could have a material adverse effect on the Company's business, financial condition and results of operations.

      EMPLOYEES

      At December 31, 1998, the Company employed 4 persons. None of the Company's employees is covered by collective bargaining agreements. The Company considers its employee relations to be satisfactory.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      OVERVIEW

      USS was founded and incorporated in 1998 by Dennis McGuire, the founder of Amclean Inc. and the inventor of the Manta, U.S. Patent #5,628,271. In the second quarter of 1998 the Company was completing its initial development phase. A prototype of the Manta had been developed and agreements with subcontractors were in place. Tests had been conducted, industry endorsements were obtained and the Company was ready to step up its marketing efforts and begin production.

      USS projected initial costs associated with developing and marketing the next generation robotic Manta at $1 million; in April 1998 USS authorized the sale of company stock pursuant to SEC Rule 504.

      IMPLEMENTATION SUMMARY

      The Company intends to replace pollutive grit blasting with environ-mentally sensitive hydroblasting as the primary method for removal of coatings and rust from steel surfaces. USS' strategy is to identify and address the needs of the niche markets by selling a singular, essential, high-priced item designed to customer specifications. Each customized version of the Manta can ultimately become adaptable to fit the needs of other niche customers.

      MARKETING STRATEGY

      The Company believes that its target product sales market consists of the world's 440 largest shipyards and has designated the shipyards as customers. USS customers are being forced to adopt new technologies in order to remain competitive. USS is dedicated to bringing to customers a practical solution to job tasks and intends to be instrumental in providing robotic solutions to assist its customers in meeting the demands of the 21st century. The larger the shipyard the greater the likelihood of Manta sales.

      The target service market has been identified as the smaller shipyards, which are likely to engage the Company to perform hydroblasting services on a contract basis.

      PRICING STRATEGY

      The Company's robotics are priced competitively enough to encourage a short-term purchase decision from its customers. USS prices its complete robotic waterjetting system (the Manta) at $2.5 million. Production rates for the Manta are up to 75% greater than those of its competitors but the system is priced in the same range, making the price-to-production ratio of the Manta far superior to that of its competitors.

      SALES & PROMOTION STRATEGY

      The Company has assembled a knowledgeable and experienced in-house sales force with extensive ties to shipyards and petroleum companies worldwide. Initially the USS sales team will consist of four commissioned sales people in house and four to six commissioned sales people in various assigned regions. As USS expands its regions, additional sales people and distributors will be added. The Company's long-range promotional goal is to gain enough visibility throughout the target marine industry to generate sales to meet or exceed forecasted growth.

      SALES FORECAST

      The following table presents sales forecast (sales growth projected at 50% per year) for the next three years:

SALES                                  1999           2000           2001
Manta Systems                  $ 20,000,000   $ 30,000,000   $ 45,000,000
Contract Services                 2,900,000      4,500,000      6,750,000
Other (Distributorships)         25,000,000     37,500,000     53,500,000

Total Sales                    $ 47,900,000   $ 72,000,000   $105,250,000

RESULTS OF OPERATIONS

      The Company's financial statements of December 31, 1998, reflect the activity for the first ten months of operation, including the "start-up" phase of operations involving the acquisition of equipment and capital to engage in operations. During the period the Company raised $853,011 in capital through stock sales which was used for capital expenditures in the form of property, plant and equipment, and the balance for start-up costs (prepaid expenses).

LIQUIDITY AND CAPITAL RESOURCES

      To date the Company has relied on a private placement offering under SEC Rule 504 to raise $1 million in start-up working capital. The Company anticipates that additional working capital will be necessary to cover the start up expenses during the next eighteen months. Management projects that initial costs associated with developing and marketing the next generation robotic Manta and equipping the contract services division with two complete systems will be $4-5 million and on February 22, 1999 launched a private placement offering under SEC Rule 506 to raise the capital.

      USS expects to finance growth in part through cash flow. A Company breakeven analysis indicates that USS has an excellent balance of fixed costs and sufficient sales strength to remain healthy. The breakeven point is one unit per year, while the sales forecast for the next year calls for 8 units.

ITEM 3.  DESCRIPTION OF PROPERTY

      The Company will seek to lease and occupy 10,000 square feet of space in Stuart, Florida to warehouse product, sales and administrative offices and customer support.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of January 31, 1999 by: (i) each person known to the Company to own more than five percent (5%) of any class of the Company's voting securities; (ii) each director of the Company; and (iii) all directors and officers as a group.

     TITLE          NAME AND ADDRESS             AMOUNT AND NATURE    PERCENT
   OF CLASS       OF BENEFICIAL OWNER           OF BENEFICIAL OWNER  OF CLASS
------------    -------------------------       -------------------  --------
Common Stock    Dennis E. and                             3,169,144    34.35%
                Jacqueline K. McGuire
                P.O. Box 2173
                Stuart, FL  34995

Common Stock    Kevin P. Grady                            3,169,144    34.35%
                14640 Marvin Lane
                Fort Lauderdale, FL 33330

Common Stock    John Caperton                               633,889     6.86%
                9916 Silvertree
                Dallas, TX 75243

Common Stock    Matthew L. Jones                             38,889      .42%
                P.O. Box 2434
                Stuart, FL 34995

Common Stock    Michael and Jean Cristoforo                 138,889     1.50%
                3665 E. SW Quail Meadow Tr.
                Palm City, FL 34990

Common Stock    Robert Erato                                 78,889      .85%
                4821 SW Bimini Circle
                Palm City, FL 34990

Common Stock    Roseann Falsetti                             59,000      .64%
                1573 SW Crossings Circle
                Palm City, FL 34990

Common Stock    Vincent Zanfini                              73,000      .79%
                4701 Bimini Circle N.
                Palm City, FL 34990

Common Stock    All directors and officers                7,360,844    79.79%
                as a group

      All shares of Common Stock are held directly with sole voting and invest-ment powers except that Messrs. Capterton and Grady gave Mr. McGuire their proxies to vote their shares through 2003.

      The Company is not aware of any arrangement which might result in a change of control in the future.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      The following table sets forth certain information about the directors and executive officers of the Company:

      DIRECTORS AND EXECUTIVE OFFICERS

      NAME                   AGE               POSITION
---------------------        ---          -----------------------
Dennis E. McGuire             48          Director/President
                                          Chairman of the Board
Jacqueline K. McGuire         35          Director/Vice President
Kevin P. Grady                47          Director
Matthew L. Jones              38          Director/Treasurer/COO
John Caperton                 50          Director/VP/CFO
Michael Cristoforo            46          Director/Vice President
Robert Erato                  42          Director/Vice President
Roseann Falsetti              53          Director/Vice President
Vincent Zanfini               40          Director/Vice President

      DENNIS E. MCGUIRE, President and Director. Mr. McGuire served as president of Amclean Inc. since forming it in 1992. Amclean is the world's first ultrahigh pressure waterjetting contractor in the marine industry. Mr. McGuire has traveled extensively throughout the world performing contract services at shipyards and has given educational seminars to various navies and shipyards on the benefits of ultrahigh pressure waterjetting as an environmentally safer alternative to grit blasting for removing coatings from the hulls of ships. He left Amclean in early 1998 to start the Company. Mr. McGuire earned an associate of science degree from Miami Dade Junior College in 1974.

      JACQUELINE K. MCGUIRE, Vice President, Secretary and Director. Mrs. McGuire, the wife of the Company's president, served as Chairman of the Board of Amclean Inc. from 1992 through 1997 where she was responsible for bid negotiating with the U.S. Navy and shipyards worldwide to provide contracting services. Mrs. McGuire has traveled extensively to Europe to negotiate with equipment manufacturers on pricing, delivery and terms. Mrs. McGuire earned a bachelor's degree in business administration from Barry College in 1984.

      KEVIN P. GRADY, Vice President and Director. Mr. Grady co-founded Amclean Inc. with the McGuires where he was responsible for the day to day coordination of managing contract services until 1997. While under Mr. Grady's management, Amclean completed the world's first hydroblasting project on the hull of a ship, the U.S. Coast Guard ice breaker "Polar Star". The knowledge acquired on this project resulted in the development of the original Manta.

      MATTHEW L. JONES, Treasurer, Chief Operating Officer and Director. Mr. Jones is an attorney in Stuart, Florida, specializing in general civil practice. He earned his bachelor's degree in off-shore marine technology in 1984 from the Florida Institute of Technology. He earned his law degree in 1987 from Loyola University.

      JOHN CAPERTON, Vice President, Chief Financial Officer and Director. Mr. Caperton earned his bachelor of science degree in business from Texas A&M University in 1967 with a minor in mathematics and accounting. He is presently working on his masters degree at the University of Texas at Arlington. He holds both Texas and California real estate brokers licenses. Since 1981 Mr. Caperton has owned Caperton Realty Service in Dallas. Mr. Capterton is responsible for negotiating sales of contract services and equipment sales and leasing.

      MICHAEL CRISTOFORO, Vice President and Director. Mr. Cristoforo has owned and operated Custom Auto Center in Stuart, Florida since 1991. Mr. Cristoforo is responsible for investor and customer relations.

      ROBERT ERATO, Vice President and Director. Mr. Erato earned his bachelors degree in Business Administration from Baruch College in 1978. He is co-owner of Custom Auto Center in Stuart, Florida. Mr. Erato oversees product safety, environmental compliance and quality assurance.

      ROSEANN FALSETTI, Vice President and Director. Mrs. Falsetti is vice president of Interstate Insurance Services in Stuart, Florida, an insurance brokerage. Mrs. Falsetti oversees the Company's needs in longshoremen's and harbor workers' and product liability insurance.

      VINCENT ZANFINI, Vice President and Director. Mr. Zanfini has owned and operated Vinnie's Carpet in Palm City, Florida since 1989. Mr. Zanfini is responsible for coordinating product demonstrations for shipyard executives worldwide.

      FINANCIAL ADVISOR. In May 1998 the Company engaged Merit First, Inc. of Tequesta, Florida as its financial advisor. Merit had invested $1,000 in the Company as a co-founder, for which it acquired 100,000 shares of Common Stock. Merit assisted the Company in its initial private securities offering in which the Company raised $1,000,000. For its services, Merit was paid $11,150.

ITEM 6.  EXECUTIVE COMPENSATION

The following summary compensation table sets forth certain information regarding compensation paid during the fiscal year ending December 31, 1998 to the executives of the Company.

                           SUMMARY COMPENSATION TABLE

            Name and
            Principal                     Salary            Bonus
            Position          Year          ($)               ($)
            --------          ----        ------            -----

      Dennis E. McGuire       1998         92,000             -0-
      President

      Jacqueline K. McGuire   1998         60,165             -0-
      Vice President

      Matthew L.Jones         1998         23,500             -0-
      Treasurer,
      Chief Operating Officer

      Kevin P. Grady          1998         10,500             -0-
      Vice President

      The Company has entered into contracts with business consultants, including certain officers of the Company, to provide services for the Company. Each separate agreement defines commission compensation for the designated individual(s). (See Exhibit 2.3)

COMPENSATION OF DIRECTORS. No director of the Company received any form of compensation from the Company for any services provided as a director, for committee participation, or for special assignments.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company intends that any transactions between the Company and its officers, directors, principal shareholders, affiliates or advisors will be on terms no less favorable to the Company than those reasonably obtainable from third parties.

ITEM 8. LEGAL PROCEEDINGS

      The Company has no knowledge of any pending or contemplated legal proceedings against it, and is not presently a party to any legal action. The Company is contemplating commencing litigation for patent infringement against the Jet Edge division of TC/American Monorail, Incorporated. Jet Edge has attempted to develop a magnetic crawler which uses ultrahigh water pressure to remove coatings. To the best of the Company's knowledge, Jet Edge has been unsuccessful in selling and/or marketing its product. The Company will seek injunctive relief and money damages.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

      There is no established public trading market for shares of the Company's Common Stock. As of January 31, 1999, there were approximately 158 holders of the Company's Common Stock.

      The Company distributed no dividends during fiscal year 1998.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

      The following information sets forth certain information for all securities the Company sold during 1998 (since inception) without registration under the Securities Act of 1933 (the "Securities Act"):

      In May of 1998 the Company initiated a private placement offering pursuant to SEC Rule 504 to raise $1 million for initial capitalization. At December 31, 1998 the Company had raised $935,653 through the sale of: (1) 76,340 "free-trading" shares, and (2) 9,148,155 "restricted" shares.

      There was no other issuance of stock during 1998.

      There were no underwriters participating in the transactions.

ITEM 11.  DESCRIPTION OF SECURITIES

      COMPANY STOCK

      The Company's Articles of Incorporation authorize the Company to issue 50,000,000 shares of Common Stock, par value $.01 per share ("Common Stock") and 1,000 shares of Series A Preferred Stock, par value $.01 per share ("Preferred Stock"). As of January 31, 1999, there were 9,224,495 issued and outstanding shares of Common Stock held of record by approximately 158 shareholders and no Preferred Stock had been issued.

      Holders of Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Common Stock does not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of Common Stock will be able to elect the entire Board of Directors, if they choose to do so, in which event the holders of the remaining shares will be unable to elect directors. The holders of Series A Preferred Stock will have no voting rights except as required by law. There are currently nine members of the Board of Directors. The By-Laws of the Company provide that the number of directors shall be a minimum of one but may be increased to not more than nine without amendment. The Common Stock has no preemptive or other subscription rights, has no conversion rights and is not subject to redemption.

      The Company is attempting to raise capital by selling Preferred Stock pursuant to SEC Rule 506. All Preferred Stock to be issued in the offering, when issued and paid for, will be validly issued, fully paid and nonassessable.

      DIVIDENDS

      The Company has never paid a dividend on its Common Stock and it currently intends to retain earnings for use in its business to finance operations and growth. Any future determination as to the distribution of cash dividends will depend upon the earnings and financial position of the Company at that time and such other factors as the Board of Directors may deem appropriate. The holders of Preferred Stock shall be entitled to receive cumulative dividends in preference to holders of Common Stock. The Series A Preferred Stock will be senior as to dividends to any series of the Company's stock.

      WARRANTS

      In April 1998, the Company granted to each of the seven parties listed below a three year warrant to purchase shares of the Company's Common Stock. The options have an aggregate exercise price of $2,584,062.50, or $2.50 per share.

      SUBSCRIBER                          # OF SHARES
----------------------------              -----------
Mirkin & Woolf, PA                          413,450
John Odwazny                                220,000
Michael Cristoforo                          220,000
Matthew L. Jones                            100,000
Bill Elliott and Mark Howard                 50,000
Swapan Bizwah                                25,000
Gurdip Singh                                 25,000

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The By-Laws of the Company provide that the Company shall indemnify its directors, officers under certain circumstances, to the fullest extent permitted by law.

ITEM 13.  FINANCIAL STATEMENTS

      Please refer to the Financial Statements and the index thereto which appear on pages F-1 to F-8 hereof.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE

      None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

DESCRIPTION OF EXHIBITS

      2.1    Articles of Incorporation
      2.2    Bylaws
      2.3    Consulting Agreements (4)
      2.4    Form of Common Stock Certificate
      2.5    Form of Common Stock Purchase Warrant
      2.6    Option to Purchase Assets and License Agreement
      2.7    Patent


      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                        ULTRASTRIP SYSTEMS INC.
                        a Florida corporation

                            By: /s/ DENNIS E. MCGURIE
                                Dennis E. McGuire
Dated March 25, 1999            President and Chairman of the Board

                             ULTRASTRIP SYSTEMS INC.

                          INDEX TO FINANCIAL STATEMENTS

Reports of Independent Auditors                             F-1

Balance Sheet as of December 31, 1998                       F-2

Statement of Change in Stockholders' Equity
for the Period April 2 to December 31, 1998                 F-3

Statement of Cash Flows for the Period
April 2 to December, 1998                                   F-4

Notes to Financial Statements - December 31, 1998           F-5

                             BARRY I. HECHTMAN, P.A.
                         CERTIFIED PUBLIC ACCOUNTANTS

                                    MEMBER OF
                             FLORIDA AND AMERICAN
                                INSTITUTE OF CPAS

8100 SW 81 DRIVE                                       TELEPHONE: (305) 270-0014
SUITE 210                                                    FAX: (305) 598-3695
MIAMI FLORIDA, 33143-6603                               EMAIL: bihcpa123@aol.com

     March 19, 1998

     To the Board of Directors of
     Ultrastrip Systems Inc.
     P.O. Box 2173
     Stuart, FL 34995

     We have audited the accompanying balance sheet of Ultrastrip Systems Inc. as of December 31, 1998 and the related statements of changes in stockholders' equity and of cash flows for the period of April 2, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultrastrip Systems Inc. as of December 31, 1998, and the results of its cash flows for the period of April 2, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.

 /s/ BARRY I. HECHTMAN, P.A.
     Barry I. Hechtman, P.A.

                             ULTRASTRIP SYSTEMS INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1998

                                     ASSETS

     CURRENT ASSETS
       Cash in Bank                                    $24,384
       Escrow Receivable                               116,184
       Prepaid Expenses                                  1,000
                                                  ------------
           TOTAL CURRENT ASSETS                                        $141,568


     PROPERTY AND EQUIPMENT
       Furniture & Fixtures                                770
       Machinery                                       275,748
       Office Equipment                                 21,874
                                                  ------------
         TOTAL ASSETS AT COST                                           298,392

     OTHER ASSETS:
       Start-up Costs                                  517,314
                                                  ------------
         TOTAL OTHER ASSETS                                             517,314
                                                                   ------------
     TOTAL ASSETS                                                      $957,274
                                                                   ============


                                 LIABILITIES AND
                              STOCKHOLDERS' EQUITY

     LIABILITIES:
       Accounts Payable - Trade                         $6,020
       Payroll Taxes Payable                            15,601
                                                  ------------
           TOTAL LIABILITIES                                            $21,621

     STOCKHOLDERS' EQUITY Common Stock-$0.01 par value.
         10,000,000 shares authorized.
         9,224,495 shares issued
         and outstanding.                               92,245
       Paid in Capital Surplus                         843,408
                                                  ------------
           TOTAL STOCKHOLDERS' EQUITY                                   935,653
                                                                   ------------
     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY                                            $957,274
                                                                   ============


                 See Accompanying Notes and Accountants' Report
                              Barry I. Hechtman, P.A.

                            ULTRASTRIP SYSTEMS, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
    FOR THE PERIOD OF APRIL 2, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1998

                                            COMMON STOCK              ADDITIONAL
                                       ----------------------          PAID-IN
                                       SHARES          AMOUNT          CAPITAL
                                       ------          ------          -------

Restricted, Unregistered Common
  Stock Issued for Cash                 883,967         $ 8,840        $ 653,321

Restricted, Unregistered Common
  Stock Issued for Services           8,264,188          82,642                -

Unrestricted, Unregistered Common
  Stock Issued for Cash                  76,340             763          190,087
                                   ------------    ------------     ------------
BALANCE AT DECEMBER 31, 1998          9,224,495        $ 92,245        $ 843,408
                                   ============    ============     ============

                 See Accompanying Notes and Accountants' Report
                             Barry I. Hechtman, P.A.

                            ULTRASTRIP SYSTEMS, INC.
                             STATEMENT OF CASH FLOWS
    FOR THE PERIOD OF APRIL 2, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)                                          $0
  ADJUSTMENTS:
    Increase (Decrease) in Accounts Payable               6,020
    Increase (Decrease) in Payroll Taxes Payable         15,601
    Decrease (Increase) in Escrow Receivable           (116,184)
    Decrease (Increase) in Prepaid Expenses              (1,000)
    Decrease (Increase) in Start-up Costs              (434,672)
                                                    -----------
  NET CASH UTILIZED BY OPERATING ACTIVITIES                            (530,235)

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of Property, Plant & Equipment            (298,392)
                                                     ----------
  NET CASH UTILIZED BY INVESTING ACTIVITIES                            (298,392)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of Common Stock                            853,011
                                                     ----------
  NET CASH PROVIDED FROM FINANCING ACTIVITIES                           853,011
                                                                    -----------
NET INCREASE IN CASH                                                     24,384

CASH & CERTIFICATES OF DEPOSITS BALANCE AT
  APRIL 2, 1998                                                               0
                                                                    -----------
CASH & CERTIFICATES OF DEPOSITS BALANCE AT
  DECEMBER 31, 1998                                                      24,384
                                                                    ===========

                 See Accompanying Notes and Accountants' Report
                             Barry I. Hechtman, P.A.

     ULTRASTRIP SYSTEMS INC.
     NOTES TO FINANCIAL STATEMENTS
     DECEMBER 31, 1998

     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     This summary of significant accounting policies of Ultrastrip Systems Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     COMPANY'S ACTIVITIES AND OPERATING CYCLE

     Ultrastrip Systems Inc. (the "Company") was incorporated under the laws of the State of Florida on April 2, 1998.

     The Company is currently in the "start-up" phase of operations, which involves the acquisition of the equipment and capital to engage in operations. The Company is an exclusive manufacturer and distributor of a patented robotic high pressure waterjetting system for use in the heavy marine and petroleum industries. The Company intends to supply robotic hydroblasting contract services to shipyard and petroleum industry customers. The equipment will also be made available for sale to customers in these industries.

     BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared on the accrual method of accounting.

     CASH AND CASH EQUIVALENTS

     The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, notes receivable, and accrued liabilities approximate fair value because of their short maturities.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     PROPERTY AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Since the Company is not ready to commence operations, depreciation will not be accrued until the equipment is ready to be placed in service (See NOTE 3 - PROPERTY AND EQUIPMENT).

     INTANGIBLE ASSETS

     Intangible assets will be amortized using the straight-line method over estimated useful lives as follows once the Company begins operations:

     Start-up expenses                        5 years

     INCOME TAXES

     Since the Company is in the "start-up" phase of operations, all expenses are being capitalized in order to match them against revenues in future periods. When operations commence, the Company will amortize these expenses over the next 5 years in accordance with Section 195 of the Internal Revenue Code. Accordingly, a provision for Income Taxes has not been accrued.

     NOTE 2 - ESCROW(s) RECEIVABLE

     Escrow(s) receivable consists of funds received from the sale of restricted, unregistered stock still held in an attorney's escrow account ($51,184) and other deposits held in escrow which are due to be released by the end of February ($65,000).

     NOTE 3 - PROPERTY AND EQUIPMENT

     The Company's first robotic unit for surface preparation has been completed. The second unit is currently under construction and is scheduled to be completed by March 8, 1999.

     NOTE 4 - START-UP COSTS

     Start-up costs consist of expenses that management has elected to treat in a manner similar to prepaid expenses in order to match these expenses with the revenues that will be generated by them in later periods. Also included in start-up costs is stock transferred to individuals affiliated with the company as compensation for various legal, consulting and marketing services (See NOTE 6 for further details).

     Expenses that have been so categorized may be broken down as follows:

     Advertising                             $36,199
     Bank Charges                                148
     Charitable Donations                        105
     Consulting                                5,150
     Consulting-Related Party                156,065
     Insurance                                 1,254
     Internet Access                             216
     Legal & Professional                     53,087
     Licenses & Permits                            9
     Meals & Entertainment                    10,740
     Office Expense                           10,466
     Postage & Delivery                          443
     Printing & Stationery                     3,277
     Salaries - Officer                      101,970
     Seminar                                   5,921
     Supplies                                    180
     Taxes - Payroll                          10,131
     Travel                                   24,254
     Telephone                                 4,701
     Miscellaneous                            10,356
     Stock in exchange for Services           82,642
                                           ----------
     Total Start-Up Costs                   $517,314
                                           ==========

     NOTE 5 - COMMON STOCK TRANSACTIONS

     During the period of April 2, 1998 (date of inception) to December 31, 1998, the Company issued 8,264,188 shares of restricted, unregistered common stock to various shareholders and unrelated individuals for various legal, consulting and marketing services. These issuances were valued at approximately $82,642, which equals the stock's par value of $0.01 and management's' estimate of the fair market value of the services provided. The value of these issuances are reflected as a component of start-up costs in the accompanying balance sheet.

     During the period of April 2, 1998 (date of inception) to December 31, 1998, the Company conducted a private placement offering and sold 76,340 shares of unrestricted, unregistered common stock, for $2.50 per share. Total proceeds received related to the offering were $190,850.

     During the period of April 2, 1998 (date of inception) to December 31, 1998, the Company conducted a private placement offering and sold 883,967 shares of restricted, unregistered common stock. Total proceeds received related to the offering were approximately $662,161.

     Expenses related to the offerings were $6,152.

     NOTE 6 - RELATED PARTY TRANSACTIONS

     COMPENSATION ARRANGEMENTS

     The Company has entered into contracts with shareholders to provide services for the corporation. Amounts paid under these contracts to date and included as a component of start-up costs on the accompanying balance sheet total $258,035 (consulting $156,065 and officer salaries $101,970). Summaries of these contracts are as follows:

     CONTRACT # 1 - OFFICER SALARY - The Company will pay the representative a weekly sum of $2,500 through 12/31/98 which will be increased to $5,000 from 1/1/99 through 12/31/99. The representative will also receive a 2% commission on any sales directly generated by the representative.

     CONTRACT #2 - The Company will pay the representative a weekly sum of $1,500 through 12/31/98 which will be increased to $2,000 from 1/1/99 through 12/31/99. The representative will also receive a 2% commission on any sales directly generated by the representative.

     CONTRACT #3 - The Company will pay the representative a weekly sum of $500 through 12/31/98. The representative will also receive a 2% commission on any sales directly generated by the representative.

     CONTRACT #4 - The Company will pay the representative a weekly sum of $2,000 through 12/31/98. The representative will also receive a 2% commission on any sales directly generated by the representative.

     ROYALTY AGREEMENTS

     The Company has entered into an option to purchase assets and licensing agreement with a related corporation concerning the use and ownership of U.S. Patent No. 5,628,271 issued on May 13, 1997 entitled Apparatus and Method for Removing Coatings from the Hulls of Vessels using Ultra-high Pressure Water (the "Patent"). Under the terms of the agreement, the Company must pay $50,000 for each robotic unit produced. After payments of $2,000,000 have been made to the related corporation for the production of units, the Company has the option to buy the patent for an additional $2,000,000. This purchase option expires June 18, 2018. If this option should not be exercised, the Company still has the obligation to pay royalty fees on each unit produced until the expiration of the agreement (June 18, 2018).